DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Sidney Burke sidney.burke@dlapiper.com T 212.335.4509 F 212.884.8729

VIA FAX (202.772.9368) AND EDGAR

March 6, 2009

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hain Celestial Group, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2008, as Amended October 28, 2008
Schedule 14A filed February 18, 2009
U.S. SEC File No. 0-22818

Dear Ms. Parker:

This letter is submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated February 20, 2009, to Ira J. Lamel, Executive Vice President and Chief Financial Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s filing.

Form 10-K for the Fiscal Year Ended June 30, 2008

Off-Balance Sheet Arrangements

1.	Please revise to clarify whether you have any off-balance sheet arrangements as to which disclosure is required by Item 303(a)(4) of Regulation S-K. If none, please so state.

At the time of the filing of the Form 10-K for the fiscal year ended June 30, 2008, the Company did not have any off-balance sheet arrangements as to which disclosure was

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

March 6, 2009

required by Item 303(a)(4) of Regulation S-K. Assuming this is still the case at the end of the current fiscal year, the Company plans to include the following statement in its Form 10-K for the fiscal year ending June 30, 2009: “At June 30, 2009, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K that have had or are likely to have a material current or future effect on our financial statements.”

Form 10-K/A Filed October 28, 2008

Equity Compensation Plan Information, page 16

2.	In view of our comments 3 and 7 below, please advise us as to whether revisions need to be made to your Equity Compensation Plan Information disclosure.

The Company respectfully submits that no revisions are required with respect to the Equity Compensation Plan Information table set forth on page 16 of the Form 10-K/A filed on October 28, 2008, as all equity grants referred to in comments 3 and 7 were made pursuant to equity compensation plans approved by the Company’s stockholders.

Schedule 14A filed February 18, 2009

Compensation of Directors, page 12

3.	We note your statement that “On April 1, 2008, the Compensation Committee recommended, and the Board of Directors approved, a grant of 2,500 shares of restricted common stock to each of the non-employee directors.” We also note your statement on the next page in Proposal No. 2 that “We are asking our stockholders to approve the amendment and restatement of our 2000 Director Stock Options Plan (the ‘2000 Plan’) to permit the issuance of restricted shares, restricted share units and dividend equivalents from the 2000 Plan. Currently, the 2000 Plan only permits the issuance of stock options.” If the existing equity compensation plan for non-employee directors only permits grants of restricted stock options, please explain how, and under what plan, grants of restricted stock were made on April 1, 2008 to each of the non-employee directors.

On April 1, 2008, the Company granted each of the non-employee directors 2,500 shares of restricted stock pursuant to the Amended and Restated 2002 Long-Term Incentive and Stock Award Plan (the “2002 Plan”), which permits equity grants to non-employee directors of the Company in addition to the Company’s employees and the employees of its subsidiaries and affiliates and any consultants. The forms of Restricted Stock Agreement filed as Exhibits 10.3 and 10.5 to the Form 8-K filed by the Company on April 7, 2008, reflect the fact that these shares were issued under the 2002 Plan.

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

March 6, 2009

Annual Cash Incentives, page 36

4.	You disclose in general terms the nature of the performance goals for the fiscal year and the points assigned for each goal. You provide more detail with regard to the category “Financial Measures,’ which appears to represent 50% of the aggregate bonus opportunity. However, you provide less detail for the categories “Strategic Direction” and “Leadership,” which appear to represent 30% and 20% respectively, of the aggregate bonus opportunity. Also, it is unclear from your disclosure what the performance goals are (especially with regard to “Strategic Direction” and “Leadership”) and how the calculations are made to determine the amounts actually paid. For example:

The Company proposes to file an amendment to the proxy statement containing revisions to the “Annual Cash Incentives” section based on each of the questions posed in Section 4 of the Comment Letter. A copy of the revised section marked against the version contained in the Schedule 14A filed on February 18, 2009 is attached hereto as Exhibit A. Additional responses to the questions in Section 4 are below.

Greater detail is provided for the “Financial Measures” category with respect to its threshold, target and maximum goals as this category is based on pre-determined quantitative goals, while the “Strategic Direction” and “Leadership” categories may be more qualitative or subjective in nature. In determining the actual amounts to be paid, particularly under these latter categories, the Compensation Committee has discretion to consider the quality of the effort and the results achieved.

•	You do not explain the relationship between performance at the “Threshold,” “Target” and “Maximum” levels for each “Stated Goal” and the number of “Points” that are awarded for such “Stated Goal.”

The “threshold” goal is generally the lowest performance rating that would result in the NEO receiving any incentive compensation for that element for that year, and generally results in a commensurately lower payment (typically 50% of the target points). However, the Compensation Committee, in its discretion, may award some points for performance below the threshold goal. The “target” goal is the performance rating that would result in the NEO receiving 100% of the target points and, consequently, 100% of the incentive compensation assigned to that element for that year. A total score of 1,000 points is intended to translate to a bonus of 100% of annual base salary. The “maximum” goal is the performance rating that would

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

March 6, 2009

result in the NEO receiving the maximum award of incentive compensation permitted under the applicable annual cash incentive plan. Since Mr. Simon is able to earn an award of up to 200% of his annual base salary, he is able to earn up to 2,000 points if he achieves the maximum goal for all performance measures stated in his annual cash incentive plan. For Mr. Simon, the maximum points for a particular goal typically equals twice the target points (the target points typically are the same as the maximum points for Messrs. Lamel and Carroll, since they are able to earn an award of up to 100% of their annual base salary); however, the Compensation Committee retains the discretion to award more than the maximum points for any particular goal (subject to the NEO’s overall incentive payment cap, as described in the following sentence). The maximum aggregate incentive payment our CEO may receive is capped at 200% of his annual base salary, as provided in his employment agreement, and Messrs. Lamel and Carroll are each capped at 100% of their annual base salary.

The revised “Annual Cash Incentives” section included as Exhibit A hereto includes additional disclosure in response to this comment.

•	It is unclear what the amounts in the columns captioned “Threshold,” “Target,” and “Maximum” on page 38 represent; are these financial results for fiscal year 2008 in comparison to fiscal year 2007?

These amounts represent the year over year improvement of such financial measures using fiscal year 2007 as the base year.

The table referred to in this comment has been modified in the revised “Annual Cash Incentives” section included as Exhibit A hereto in order to clarify this disclosure.

•	Under “Financial Measures” in the table on page 38, what is the meaning of “FY09 Plan”: Deliver a Plan for the next fiscal year with improvements as indicated?”

Each year the Company prepares an operating plan for the following fiscal year. Since such plan is prepared in the current fiscal year, the Compensation Committee believes this is a meaningful goal for the NEOs and expects that such plan include specific increases in revenue and earnings per share over the actual results for the then-current year. The plan delivered for the next fiscal year (in this case, FY09) is then considered by the Compensation Committee in setting certain financial goals for the annual incentive plan for that next fiscal year.

•	The table on page 38 appears to indicate that the maximum number of “Points” available may be 1,000, and yet on page 39, Mr. Simon appears to have been awarded 1,306 points.

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

March 6, 2009

As discussed on page 37 of the proxy statement and in the 2008 Grants of Plan-Based Awards table on page 45 of the proxy statement, Mr. Simon has the ability to earn up to 200% of his base salary, which enables him to achieve up to 2,000 points. The 1,000 points stated on the table on page 38 represents the target number of points and would equate to Mr. Simon receiving 100% of his base salary as his annual cash incentive.

The revised “Annual Cash Incentives” section included as Exhibit A hereto includes additional disclosure to further clarify.

•

With regard to actual performance, you do not disclose the named executive officers’ performance with regard to each “Stated Goal,” instead providing only an “Overall Annual Incentive Plan Score,” the calculation of which you do not explain.

The revised “Annual Cash Incentives” section included as Exhibit A hereto includes additional disclosure in response to this comment.

You do not explain the meaning of the column on page 39 captioned “Target Award as a Percentage of Base Salary.”

The 2008 Grants of Plan-Based Awards table on page 45 of the proxy statement indicates that each NEO has a target equal to 100% of his base salary. The table referred to in this comment has been modified in the revised “Annual Cash Incentives” section included as Exhibit A hereto in order to clarify this disclosure.

•

You do not explain the calculation of the column on page 39 captioned “Award under Annual Incentive Plan.” For example, does the 100% under the column “Target Award as a Percentage of Base Salary” indicate that the dollar amount under “Award under Annual Incentive Plan” should equal the base salary? In this regard, we note that, as disclosed in the Summary Compensation Table, Mr. Simon’s salary is not $1,730,000 and Mr. Lamel’s salary is not $435,000.

As discussed on page 37 of the proxy statement, each point awarded is assigned a dollar value. Mr. Simon’s base salary for the 2008 fiscal year was $1,325,000, thus the value of each of his points (calculated by dividing his base salary by his 1,000 target points) is $1,325. Mr. Simon’s annual incentive award (before taking the voluntary reduction into account) was equal to the number of points scored (1,306) multiplied by the value per point ($1,325) for a total of $1,730,000 (after rounding). Similarly, Mr. Lamel’s pre-reduction annual incentive award was calculated by multiplying his incentive plan score of 829 by his value per point of $525 (derived by dividing his $525,000 base salary by his 1,000 target points) for a total of $435,000

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

March 6, 2009

(after rounding). The table referred to in this comment has been revised in the revised “Annual Cash Incentives” section included as Exhibit A hereto in order to clarify this disclosure.

Please revise to disclose all qualitative and quantitative performance goals established and explain in detail how these are used to calculate the bonus that is actually paid. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) or Regulation S-K. To the extent that you believe that disclosure of the goals would result in competitive harm such that you believe that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related goals would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the goals. Please see Instruction to Item 402(b) of Regulation S-K.

Please also explain in greater detail each named executive officer’s performance against each of the “Stated Goals,” the calculation of the “Points” and the calculation of the payouts.

The revised “Annual Cash Incentives” section included as Exhibit A hereto includes additional disclosure in response to this comment.

5.	We note your statement on page 39 that “Mr. Speiller’s bonus for fiscal year 2008 has not yet been determined,” and similar disclosure in footnote (5) to the Summary Compensation Table on page 44. Please provide disclosure regarding the determination of his bonus as soon as it becomes available, and please explain why the bonus amount has still not been determined, even though more than seven months have passed since June 30, 2008 (the end of your fiscal year 2008).

The Company intends to file a Form 8-K disclosing the details of Mr. Speiller’s bonus if and when such bonus is determined. Mr. Speiller was not appointed an executive officer until the fourth quarter of fiscal year 2008 and, therefore, his bonus for fiscal year 2008 is being determined with all other non-executive employee bonuses. The Company is in the process of determining such bonuses, if any.

Long-Term Incentive Program – Grant to Mr. Simon, page 40

6.

We note your statement that “the Board……determined that Mr. Simon should receive $12 million total value in a mix of equity grants and cash. This amount represented the Black-Scholes value of the options Mr. Simon would have held on April 1, 2008, had he been granted options on the schedule contemplated in his employment agreement.” Please revise to add additional information as to the assumptions that were used for

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

March 6, 2009

purposes of this Black-Scholes valuation. Also, please disclose the exercise prices that would have applied to the stock options if they had been granted on the dates specified under the employment agreement.

In calculating the Black-Scholes value for each grant of 300,000 options that Mr. Simon should have received on July 1, 2005, July 1, 2006 and July 1, 2007, the following assumptions were used for each calculation: expected life of the options of 7.3 years, 8.3 years and 6.3 years, respectively; the exercise price as of the date such options were supposed to be granted ($19.76, $26.37 and $27.44, respectively); the fair market value of our common stock on April 1, 2008, the date of grant, which was $30.35; risk free interest rates of 3.11%, 3.40% and 2.80%, respectively; volatility of the market price of our common stock of 25.54%; and no dividend yield.

Recognizing that, historically, Mr. Simon has not exercised his options until shortly before their expiration date, the expected life represents the remaining life for each of the above stock option grants commencing April 1, 2008 until the end of the term of such option as if such option had been granted on date of grant provided for in Mr. Simon’s employment agreement. The terms of stock options, had they been granted on July 1, 2005, July 1, 2006 and July 1, 2007, were 10 years, 10 years and 7 years, respectively. The risk free interest rates were based on the interest rate of U.S. Treasury STRIPS having a term consistent with the term of the applicable option. The volatility of our common stock was calculated using the average market price of our common stock for the three-year time period ending on March 31, 2008.

The Company will incorporate the disclosure above into its amendment to the proxy statement.

7.	We note your statement that there was a “lack of available shares under the 2002 Plan” to make grants to Mr. Simon. We also note your Proposal No. 3, beginning on page 17, to increase the maximum number of shares authorized for issuance under the 2002 Plan. If sufficient authorized shares were not available under the 2002 Plan, please explain how, and under what plan, the April 1, 2008 grants of stock options and restricted stock were made to Mr. Simon.

Mr. Simon was entitled to receive 300,000 options on July 1, 2005, 2006 and 2007 (900,000 in total during this period) pursuant to his employment agreement. On December 1, 2005, the stockholders approved an increase of 750,000 shares under the 2002 Plan, thereby increasing the number of shares available for grant to 842,200 shares. On November 30, 2006, the stockholders approved an increase of 2,000,000 shares under the 2002 Plan, thereby increasing the number of shares available for grant to 2,794,000 shares. As a result of these two approvals, there were sufficient shares available under the 2002 Plan to issue the grants to Mr. Simon on April 1, 2008, once the Company determined an appropriate manner of settling these awards.

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

March 6, 2009

Severance Agreements, page 42

8.	We note your references to calculations that include multiples of annual salary and annual bonus. It appears that the $4 million cash amount that was paid to Mr. Simon in fiscal year 2008 in respect of ungranted stock options would be excluded from these calculations, because you state in footnote (1) to the Summary Compensation Table that the $4 million “does not represent either a discretionary or performance-based bonus award.” Please clarify whether the $4 million would be excluded.

The $4,000,000 cash amount paid to Mr. Simon in fiscal year 2008 was a one-time payment in connection with the settlement of ungranted stock options and, therefore, would be excluded from the calculations referenced on page 42 of the Proxy Statement.

Summary Compensation Table, page 44

9.	We note your statement in footnote (1) to the table. Please move the $4,000,000 amount that currently appears in the “Bonus” column for Mr. Simon for 2008 to the “All Other Compensation” column, to avoid the implication that it is a bonus paid with respect to fiscal year 2008.

The Company will revise the proxy statement to incorporate the above-referenced revision.

Potential Payments upon Termination or Change-in Control, page 47

10.	We note your reference to “the Black-Scholes value of all options contemplated but not yet granted pursuant to the employment agreement.” Would this apply to options contemplated to be granted during periods of employment up to termination only, or would it also apply to options contemplated to be granted during periods after termination? Also, please explain briefly how this Block-Scholes value would be calculated with regard to the hypothetical termination as of June 30, 2008.

In the event that Mr. Simon is terminated without cause or he resigns for good reason, which would include resignation upon a change of control, he would be entitled to the Black-Scholes value of all options contemplated but not yet granted pursuant to his employment agreement. Historically, this would have applied to both options contemplated to be granted during periods of employment as well as options contemplated to be granted during any portion of the original contract term, including after termination. However, Mr. Simon’s employment

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

March 6, 2009

agreement expires on June 30, 2009 and the Company has not yet entered into a new agreement with Mr. Simon. Accordingly, there are no future grants contemplated under his existing contract. Therefore, this provision would apply only to those options which should have been granted on July 1, 2008 pursuant to his employment agreement, which have not yet been granted.

In the course of reviewing the Staff’s comments, the Company has determined that its calculation of the amounts payable to Mr. Simon upon such a termination inadvertently failed to include the Black-Scholes value of these ungranted options. Upon learning of this inadvertent error, Mr. Simon has agreed to waive his right to a Black-Scholes payment for these options in the event of his termination during the remainder of his current employment agreement. In such a circumstance, he would be entitled to severance and other benefits having a determined value of approximately $11,440,971 as of June 30, 2008, as disclosed in the proxy statement, and the as-yet-ungranted 300,000 options would be the subject of a negotiation as to the form of grant with the Compensation Committee and the Board of Directors in the event of and based on the circumstances surrounding such an unlikely termination.

As noted in the proxy statement, the Company has not yet granted the 300,000 options owed to Mr. Simon on July 1, 2008, due to continuing discussions between the Compensation Committee and Mr. Simon as to the form of the grant. The Company anticipates that a broader based compensation plan for senior management (including both NEOs and non-NEOs) will be considered by the Board of Directors in the relatively near future, perhaps as early as its meeting on the day of the annual meeting. That compensation plan is expected to include a grant to Mr. Simon to settle these ungranted options, which would extinguish his right to any Black-Scholes payment. Given the expected grant, the proximity of the contract’s expiration at June 30, 2009, and Mr. Simon’s obvious continued performance (as reflected by his performance against quantitative and qualitative criteria set by the Compensation Committee), we believe a termination implicating this severance provision is remote.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 335-4509 with any questions or comments regarding this letter.

Respectfully submitted,

Sidney Burke

Ms. Anne Nguyen Parker

United States Securities and

Exchange Commission

March 6, 2009

EXHIBIT A

Revised “Annual Cash Incentives” Section

Annual Cash Incentives

Annual cash incentive compensation is designed to motivate our executive officers to achieve annual financial and other goals based on our strategic, financial and operating performance objectives, consistent with our emphasis on maintaining a performance-based compensation program. In prior periods, consistent with our CEO’s employment agreement, the Compensation Committee established performance objectives based on a set of performance criteria, which were determined annually by the Compensation Committee in consultation with our CEO. In general, such criteria consisted of performance targets such as sales volume; profit; earnings before interest, taxes, depreciation and amortization (EBITDA); acquisitions and their integration. In addition, the Compensation Committee was authorized to grant discretionary bonuses to our CEO. In considering bonus compensation for Messrs. Lamel and Carroll, many of the same performance criteria used to determine the annual cash incentive compensation for our CEO were used to determine such bonuses.

For fiscal year 2008, the Compensation Committee adopted a more structured approach for determining the annual cash incentives for all of our NEOs. To this end, the Compensation Committee adopted annual performance measures for each of the NEOs, other than Mr. Speiller, in accordance with their responsibilities for our overall corporate performance and, with respect to Mr. Carroll, the performance of the reporting units he manages. There are multiple performance measures and each measure is assigned a weight expressed in points and each point is assigned a dollar value. The dollar value per point is calculated by dividing the NEO’s 2008 base salary by his total target points of 1,000. For each performance measure, the Compensation Committee has approved a threshold, target and maximum goal. The “threshold” goal is generally the lowest performance rating that would result in the NEO receiving any incentive compensation for that element for that year, and generally results in a commensurately lower payment (typically 50% of the target points). However, the Compensation Committee, in its discretion, may award some points for performance ~~criteria~~ below the threshold goal. ~~Each performance measure is assigned a percentage of the total maximum bonus as a cap for that performance measure; the~~ The “target” goal is the performance rating that would result in the NEO receiving 100% of the target points and, consequently, 100% of the incentive compensation assigned to that element for that year. A total score of 1,000 points is intended to translate to a bonus of 100% of annual base salary. The “maximum” goal is the performance rating that would result in the NEO receiving the maximum award of incentive compensation permitted under the applicable annual cash incentive plan. Since Mr. Simon is able to earn an award of up to 200% of his annual base salary, he is able to earn up to 2,000 points if he achieves the “maximum” goal for all performance measures stated in his annual cash incentive plan. For Mr. Simon, the maximum points for a particular goal typically equals twice the target points (the target points typically are the same as the maximum points for Messrs. Lamel and Carroll, since they are able to earn an award of up to 100% of their annual base salary); however, the Compensation Committee retains the discretion to award more than the maximum points for any particular goal (subject to the NEO’s overall incentive payment cap, as described in the following sentence). The maximum aggregate incentive payment our CEO may receive is capped at 200% of his annual base salary, as provided in his employment agreement, and Messrs. Lamel and Carroll are each capped at 100% of ~~his~~their annual base salary. Mr. Speiller was not eligible to participate in this program during the 2008 fiscal year because he had not yet been appointed an executive officer.

The performance measures adopted by the Compensation Committee included targeted financial measures, including targets for the achievement of levels of revenue, earnings per share, gross margins, EBITDA, and the development of a financial plan for fiscal year 2009 with targeted levels of improvement over fiscal year 2008. Additional performance measures were adopted for acquisition activity and the development of strategic initiatives, including continued strengthening of the management team and succession planning.

The performance objectives together with the number of target points assigned for each objective established for Messrs. Simon and Lamel for fiscal year 2008 were:

	Stated Goal	Target Points	Threshold	Target	Maximum
FINANCIAL MEASURES
	Revenue (FY08 vs. FY07)	100	+2.5%	+ 10% -15%	+25%
	Diluted Earnings Per Share - adjusted[1] (FY08 vs. FY07)	100	+7.5%	+ 17.5% -22.5%	+25%
	Gross Margin ~~-~~– adjusted (FY08 vs. FY07)	100	Maintain Gross Margin flat	+25 basis points	+50 basis points
	EBITDA ~~-~~– adjusted (FY08 vs. FY07)	100	+5%	+ 10%	+15%
	~~FY09 Plan:~~ Deliver a Plan for the next fiscal year (FY09) with revenue and earnings per share improvements as indicated vs. FY08 results	100	Revenue: +5.0% EPS: +5.0%	Revenue: +7.5% EPS: +7.5%	Revenue: +10.0% EPS: +10.0%
	POINT TOTAL	500
STRATEGIC DIRECTION
	Expansion of the Company’s participation in strategic new categories	50
	Expansion of the geographies in which the Company operates	100
	Acquisitions	50
	Business Rationalization	50
	Consolidation	50
	POINT TOTAL	300
LEADERSHIP
	Hire and develop senior management	100
	Succession Planning	100
	POINT TOTAL	200
	TOTAL OF ALL POINTS	1000

1 The “adjusted” financial measures referred to in the “Financial Measures” section are not defined under U.S. generally accepted accounting principles (“GAAP”) and are not deemed alternatives to measure performance under GAAP. As explained in this section, the annual incentive plan is based in part on certain financial goals, which may be adjusted from the GAAP results by the Compensation Committee at its discretion. We have presented certain information regarding these adjusted results solely to indicate the inputs to the annual incentive plan, as considered by the Compensation Committee. The adjusted results considered by the Compensation Committee are those which were presented by the Company in its earnings press release for the 2008 fiscal year.

Mr. Carroll has an annual cash incentive plan that is similarly structured. His performance measures were written and approved by Mr. Simon using his own financial, strategic direction and leadership goals serving as a guideline on both target performance and relative weighting of such performance measures. The performance measures and their weights are as follows:

•	Financial Measures (50% of points) – revenue, operating income and gross margin with respect to the reporting units Mr. Carroll manages, earnings per share and FY09 plan.

•	Strategic Direction Measures (30% of points) – development and execution of strategic direction measures designed to improve productivity initiatives and the Company’s long-term financial strength.

•	Leadership Measures (20% of points) – hire and develop management team.

Generally, during the first quarter following the completion of each fiscal year, the Compensation Committee evaluates each participating NEO’s performance against the pre-set performance measures to determine the amount of the NEO’s annual cash incentive for the prior fiscal year. Although the arrangements described above form a framework for incentive payments, the Compensation Committee retains complete discretion over the final payment, including authority to award no payments even if all targets are met; however, the Committee does not have authority to grant awards under this annual incentive plan in excess of the applicable cap.

The determination of incentive compensation for Messrs. Simon, Lamel and Carroll for fiscal 2008 was delayed due to concerns regarding current economic conditions. However, in February 2009, the Compensation Committee approved the annual cash incentive payments to Messrs. Simon, Lamel and Carroll for fiscal 2008. In making its determination, the Compensation Committee initially received proposals from Mr. Simon scoring the NEOs’ performance against the stated goals. The Compensation Committee considered these proposed scores, reviewed their methodologies and conclusions, and made initial determinations of NEO scores. During an iterative process of analyzing and reviewing the Company’s and the NEOs’ performance, the incentive payments implied by the determinations of NEO scores, economic conditions and other factors, these initial determinations were further refined in some cases by the Compensation Committee.

In making a final determination regarding the annual incentive plan scores for Messrs. Simon and Lamel, the Compensation Committee considered, among other factors, the following results and the individual NEO’s contribution to those results:

Financial Measures

•	The Company exceeded published revenue guidance.

•	The Company met published EPS guidance on an adjusted basis.

•

Adjusted gross margins declined compared to the prior fiscal year, although the Compensation Committee took note of the inflationary environment and the impact this had on gross margins. No Points were awarded to Messrs. Simon or Lamel for this element.

•	The Company achieved adjusted EBITDA in excess of the “maximum” level.

•	The Company delivered guidance for the 2009 fiscal year with revenue and EPS guidance in excess of the “maximum” level.

Strategic Direction

•	The Company expanded in strategic new categories by entering the coffee and confectionary categories and expanding in the fresh prepared category.

•

The Company expanded the geographies in which the Company operates by initiating sales of co-branded Yeo’s Rice Dream in Asia, and strengthened its presence in the United Kingdom through its acquisition of Daily Bread.

•	The Company successfully completed four additional acquisitions (in addition to the Daily Bread acquisition discussed above).

•

The Company continued to consider and analyze, and in some cases has implemented, various business rationalization and consolidation measures, including the consolidation of the Company’s personal care operations (which occurred in fiscal 2009) and attempted the pruning of some small operations.

Leadership

•

Senior management worked with the Compensation Committee in evaluating the strength of the management team, took steps to add additional bench strength to the executive team (some of these efforts and results are expected to be realized in fiscal year 2009) and made organizational changes that enhanced the development of the existing team, including appointing Mr. Speiller as chief accounting officer.

In making a final determination regarding the annual incentive plan score for Mr. Carroll, the Compensation Committee considered, among other factors, the following results and Mr. Carroll’s contribution to those results:

•

Financial Measures: revenue and operating income with respect to the reporting units Mr. Carroll manages exceeded the target goals, the Company met published EPS guidance on an adjusted basis, and Mr. Carroll delivered a plan for fiscal year 2009 that exceeded the target goal. Although adjusted gross margins declined compared to the prior fiscal year, the Compensation Committee took note of the inflationary environment and the impact this had on gross margins.

•

Strategic Direction: Mr. Carroll developed and executed various measures to improve productivity (including pricing increases and productivity improvements), acquired and integrated nSpired, developed and initiated a restructuring and consolidation in the personal care unit (including a SKU rationalization), and increased net sales growth in the grocery and snacks unit.

•

Leadership: Mr. Carroll successfully assembled, reorganized and/or upgraded management teams for certain reporting units that he manages. In addition, the Compensation Committee noted that Mr. Carroll took on responsibility for the Celestial Seasonings unit during the second half of fiscal year 2008.

Based upon the evaluation by the Compensation Committee of each participating NEO’s performance against the pre-set performance measures, ~~utilizing adjusted operating results to determine the points awarded for goals based on financial measures~~ as described above, each of the participating ~~NEO’s~~NEOs received the following annual cash incentive payment:

Name	Target Award (100% of Base Salary)	Overall Annual Incentive Plan Score		T~~arget Award as a~~ Value per Point ~~Percentage of Base Salary~~		Award under Annual Incentive Plan	Actual Award ~~(After Voluntary Reduction)~~
Irwin D. Simon	$1,325,000	1,306	X	~~100~~1,325	~~%~~=	$1,730,000	$1,400,000
Ira J. Lamel	$525,000	829	X	~~100~~525	~~%~~=	$435,000	$390,000
John Carroll	$470,000	1,000	X	~~100~~470	~~%~~=	$470,000	$450,000

As a result of recent economic conditions, the above participating ~~NEO’s~~NEOs voluntarily have taken reductions in their annual cash incentive payments from the award they would otherwise have been entitled to under the incentive plan.

As previously mentioned, Mr. Speiller was not eligible to participate in this program during the 2008 fiscal year because he had not yet been appointed an executive officer. Mr. Speiller’s bonus for fiscal year 2008 has not yet been determined.